Northern Dynasty responds to EPA proposal for Alaska’s Pebble Project

July 18, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that while today’s announcement from the US Environmental Protection Agency (“EPA”) Region 10 is only a proposal at this time, we note the agency is seemingly moving away from pre-emptively vetoing the Pebble Project in favor of imposing specific conditions on future development.

That said, we do not accept that EPA has the statutory authority to impose conditions on development at Pebble, or any development project anywhere in Alaska or the US, prior to the submission of a detailed development plan and its thorough review by federal and state agencies including review under the National Environmental Policy Act (“NEPA”).

Moreover, EPA’s attempt to pre-emptively impose conditions on future development at Pebble in the absence of completing an Environmental Impact Statement (“EIA”), as is required of every major development project in the United States, is causing significant and even critical harm to our business interests and our abilities to fairly advance our project. For this reason, we fully intend to continue our litigation against EPA in order to halt the pre-emptive and unprecedented regulatory process under Section 404(c) of the Clean Water Act, and invalidate the conditions proposed by EPA Region 10.

It is important to remember that, in addition to the lawsuit brought by Pebble and the State of Alaska against EPA, there are a number of investigations yet underway with respect to EPA’s Bristol Bay Assessment and its pre-emptive regulatory process, including one by the Office of the EPA Inspector General and another by the House Committee on Oversight and Government Reform. There are also two bi-partisan bills pending in the US House and Senate seeking to clarify that EPA does not have authority to pre-emptively veto or otherwise restrict development projects prior to the onset of federal and state permitting.

In aggressively pursuing each of these remedies, the Pebble Limited Partnership (the “Pebble Partnership”) is aware that the precedent established by EPA taking pre-emptive action at Pebble would be devastating for the future of investment in the State of Alaska and throughout the United States. We have already seen a group in Wisconsin seeking preemptive action by the EPA on a mineral project in that state.

EPA’s proposal is based on a watershed assessment that its peer reviewers found to be no better than a screening document, and that EPA’s professionals have recognized is missing the information needed for a permitting decision. EPA’s proposal is also based on mining scenarios that are outdated and, in any event, would never qualify for environmental permits. Thus, the EPA’s use of the Bristol Bay Assessment for its agency decision making is fundamentally flawed as it is not scientifically or technically defensible.

The correct, legal, and defensible way forward is for EPA to suspend its pre-emptive 404(c) process and allow us the full opportunity to have our project reviewed by federal and state regulatory agencies, including EPA, under NEPA.

Finally, while we believe the conditions for development at Pebble proposed by EPA Region 10 are misguided and not based on sound science or regulatory precedent, we continue to believe the project must be developed in a way that protects clean water, healthy fish and wildlife populations, and the Alaska Native communities that rely on them. The Pebble Partnership is committed to working with EPA and other federal and state regulatory agencies during the permitting process for the Pebble Project to ensure that adequate protections exist for clean water, healthy fisheries and other important natural resources, and that the ‘spirit’ of EPA’s proposed conditions are fulfilled.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.